SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BurgerFi International, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value

(Title of Class of Securities)

12122L01

(CUSIP Number)

The John Rosatti Family Trust dated August 27, 2001, as amended
101 US Highway 1
North Palm Beach, Florida 33408
(561) 650-7940

(Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Bruce C. Rosetto,  Esq.
Greenberg Traurig, PA
777 South Flagler Drive, Suite 300 East
West Palm Beach, Florida 33401
(561) 650-7940

June 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L101	Page 2 of 5
1	NAMES OF REPORTING PERSONS
The John Rosatti Family Trust dated August 27, 2001, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,045,152

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,045,152

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,045,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.68%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 The percentage is based on 17,838,476 shares of Common Stock outstanding as of May 17, 2021, as per the Issuer’s Form 10-Q.

CUSIP No. 12122L101	Page 3 of 5
1	NAMES OF REPORTING PERSONS
John Rosatti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,045,152

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,045,152

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,045,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.68%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 The percentage is based on 17,838,476 shares of Common Stock outstanding as of May 17, 2021, as per the Issuer’s Form 10-Q.

CUSIP No. 12122L101	Page 4 of 5
AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No.4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by The John Rosatti Family Trust dated August 27, 2001, as amended, (“The John Rosatti Family Trust”) and its sole trustee, John Rosatti (“Mr. Rosatti”) (collectively, the “Reporting Persons”) filed on April 29, 2021 (the “Original Statement”), as amended by Amendment No. 1 to Schedule 13D, filed on May, 28, 2021, Amendment No. 2 filed on June 7, 2021, and Amendment No. 3 filed on June 11,2021 (with the Original Statement, the “Statement”) as  relating to the common stock, par value $0.0001 per share (“Common Stock”), of BurgerFi International, Inc (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 105 US Highway 1, North Palm Beach, Florida 33308.

Except as specifically amended by this Amendment, items in the Statement  are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

(a)          The John Rosatti Family Trust dated August 27, 2001, as amended, beneficially owns 4,045,152 shares of Common Stock, which represent approximately 22.68% of the outstanding shares of  Common Stock. By reason of being the trustee  of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to beneficially own 4,045,152  shares of Common Stock, which represent approximately 22.68% of the outstanding shares of Common Stock.

(b)          The John Rosatti Family Trust dated August 27, 2001, as amended, has the sole power to vote and sole power to dispose of 4,045,152 shares of Common Stock, which represents approximately 22.68% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to have shared power to vote and dispose of 4,045,152 shares of Common Stock, which represents approximately 22.68% of the outstanding shares of Common Stock.

(c)          On June 11, 2021, The John Rosatti Family Trust sold 3,516 Common Shares on the open market at price of $10.73.  On June 14, 2021, The John Rosatti Family Trust sold 123,533 Common Shares on the open market at price of 11.11  On June 15, 2021,  The John Rosatti Family Trust sold 43,760 Common Shares on the open market at price of $10.71. On June  16, 2021,  The John Rosatti Family Trust sold 89,923  Common Shares on the open market at a price of $10.36. On  June 17, 2021, The John Rosatti Family Trust sold 26,367 Common Shares on the open market at a price of $10.30.  Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

CUSIP No. 12122L101	Page 5 of 5
Signature

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons hereby certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete, and correct.

Dated:  June 17, 2021

The John Rosatti Family Trust dated August 27, 2001, as amended

By:	/s/ John Rosatti
Name:	John Rosatti
Title:	Trustee

/s/ John Rosatti
John Rosatti